UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: October 2022 (Report No. 3)

Commission file number: 001-38610

SAFE-T GROUP LTD.

(Translation of registrant’s name into English)

8 Abba Eban Ave.

Herzliya, 4672526 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

On October 27, 2022, Safe-T Group Ltd. (the “Registrant”) amended its strategic funding facility agreement with O.R.B. Spring Ltd. (“ORB”) dated August 8, 2022 (the “ORB Amendment”).

The ORB Amendment provides for a cancellation of funding milestones as well as removed any discretion previously granted to ORB in connection with the additional $2 million funding out of the $4 million facility.

The foregoing summary of the ORB Amendment does not purport to be complete and is qualified in its entirety by reference to the ORB Amendment attached as Exhibit 10.1, and the forms of amended and restated warrants issued pursuant to the ORB Amendment, attached as Exhibits 4.1 and 4.2, respectively, to this Report of Foreign Private Issuer on Form 6-K, and are incorporated herein by reference into the registration statements on Form S-8 (File Nos. 333-233510, 333-239249, 333-250138, 333-258744 and 333-267586) and Form F-3 (File Nos. 333-233724, 333-235368, 333-236030, 333-233976, 333-237629, 333-253983 and 333-267580) of the Registrant, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.	Description
4.1	Form of Amended and Restated Series C Warrants
4.2	Form of Amended and Restated Series D Warrants
10.1*	Amendment of Agreement, dated October 27, 2022, by and between Safe-T Group Ltd. and ORB Spring Ltd.

*	Certain identified information in the exhibit has been excluded from the exhibit because it is both (i) not material and (ii) is the type that the Registrant treats as private or confidential.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Safe-T Group Ltd. (Registrant)

By	/s/ Hagit Gal
Name:	Hagit Gal
Title:	Corporate Legal Counsel

Date: October 28, 2022

2